Software Acquisition Group Inc. II

1980 Festival Plaza Drive, Suite 300

Las Vegas, Nevada 89135

September 9, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: Stacie Gorman

Re:	Software Acquisition Group Inc. II
Registration Statement on Form S-1, as amended
Filed August 21, 2020
File No. 333-248214

Dear Ms. Gorman:

On September 8, 2020, Software Acquisition Group Inc. II (the “Company”) requested acceleration of the effective date of the above-referenced Registration Statement so that it would become effective at 4:00 p.m. (New York time) on September 10, 2020, or as soon thereafter as practicable. The Company hereby withdraws such request.

Very truly yours,

/s/ Jonathan S. Huberman
Jonathan S. Huberman
Chief Executive Officer and Chairman

cc:	Ellenoff Grossman & Schole LLP
Kirkland & Ellis LLP